EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**07/21/10**
Item IDs	**2.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**jennifer.ackart@raymondjames.com**
	doug.krueger@raymondjames.com
	stephanie.mailhot@raymondjames.com
	mike.badal@raymondjames.com
	lisa.williford@raymondjames.com
	michael.castellani@raymondjames.com
	rjbank-finance@rjlan.rjf.com

Documents

8-K	**k8072110.htm**
	8-K
EX-99.1	**ex99_1.htm**
	06-30-10 Earnings Release
GRAPHIC	**logo.jpg**
8-K	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>07/21/10</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8072110.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8072110.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>06-30-10 Earnings Release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>pdf</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>stephanie.mailhot@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>lisa.williford@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

July 21, 2010
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On July 21, 2010, Raymond James Financial, Inc. issued a press release disclosing its results for the third quarter and nine months ended June 30, 2010. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On July 21, 2010, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated July 21, 2010 issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: July 22, 2010

By: /s/ Jeffrey P. Julien
        Jeffrey P. Julien
        Executive Vice President - Finance
        and Chief Financial Officer

Exhibit 99.1

RAYMOND JAMES®

July 21, 2010   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
ANNOUNCES THIRD QUARTER RESULTS

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today reported net income of $60,687,000, or $0.48 per diluted share, for the third quarter ended June 30, 2010. In comparison, the firm earned $42,595,000, or $0.35 per diluted share, for the third quarter of fiscal 2009, and $55,628,000, or $0.45 per diluted share, for the immediately preceding quarter. Net revenues were $747,373,000, 19 percent higher than 2009's third quarter. Net income for the first nine months of fiscal 2010 was $159,218,000, or $1.28 per diluted share, 45 percent higher than 2009's $109,781,000, or $0.90 per diluted share.

"While we're pleased that third-quarter results compare favorably to the prior year, the positive comparison is not surprising given the financial crisis that persisted in 2009. Nonetheless, it's rewarding to have the trend continue in relation to the most recent quarter, even as the markets retracted midway," said CEO Paul Reilly. "The firm's diversified business strategy and commitment to conservative decision making continues to deliver solid results even in uncertain times."

"The Private Client Group largely drove the increase in our results over the second quarter. Despite a slight decrease from the preceding quarter in the overall number of financial advisors, improved productivity fueled the rise in commission revenues. Stimulated by increased market activity, Equity Capital Markets had a strong quarter, although a decline in Fixed Income trading profits dragged that segment's results down in comparison to the preceding quarter. Notably, though Raymond James Bank had lower net interest income, the bank incurred the lowest loan loss provision expense in two years and anticipates being able to resume growth in overall loan balances. Finally, firm-wide expense control resulted in improved margins.

"Although the equity markets have improved considerably from last year and substantial attention is being paid to economic sustainability, we're prepared for a gradual, albeit bumpy, recovery," Reilly said. "Despite the uncertainty of short-term market conditions, we'll continue to stay the course – a strategy that has earned the firm 90 consecutive quarters of profitability with this report."

The company will conduct its quarterly conference call Thursday, July 22, at 8:15 a.m. ET. For a listen-only connection, visit **raymondjames.com/analystcall** for a live audio webcast. The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the analyst call-in line, and in response the company may disclose additional material information.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,300 financial advisors serving approximately 1.9 million accounts in more than 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $231 billion, of which $30 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, loan reserves/losses, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2009 annual report on Form 10-K and quarterly reports on Form 10-Q for the quarters ended December 31, 2009 and March 31, 2010, which are available on raymondjames.com and sec.gov.

-more-

Raymond James Financial, Inc.
Unaudited Report
(in thousands, except per share amounts)

	Three Months Ended				
	June 30, 2010	June 30, 2009	% Change	Mar 31, 2010	% Change
Total Revenues	$ 763,612	$ 636,923	20%	$ 749,987	2%
Net Revenues	747,373	629,470	19%	734,439	2%
Pre-Tax Income	97,511	72,309	35%	89,656	9%
Net Income	60,687	42,595	42%	55,628	9%
Income for basic earnings per common share[1]:					
Net income applicable to RJF, Inc. common shareholders	$ 58,133	$ 40,797	42%	$ 53,241	9%
Income for diluted earnings per common share[1]:					
Net income applicable to RJF, Inc. common shareholders	$ 58,139	$ 40,797	43%	$ 53,245	9%
Earnings per common share[1]:					
Basic	$ 0.49	$ 0.35	40%	$ 0.45	9%
Diluted	$ 0.48	$ 0.35	37%	$ 0.45	7%

	Nine Months Ended		
	June 30, 2010	June 30, 2009	% Change
Income for basic earnings per common share[1]:			
Net income applicable to RJF, Inc. common shareholders	$ 152,492	$ 105,284	45%
Income for diluted earnings per common share[1]:			
Net income applicable to RJF, Inc. common shareholders	$ 152,503	$ 105,286	45%
Earnings per common share[1]:			
Basic	$ 1.28	$ 0.90	42%
Diluted	$ 1.28	$ 0.90	42%

-more-

---

1 During the three months ended December 31, 2009, we changed the methodology used to calculate basic and diluted earnings per share in accordance with new accounting guidance (Financial Accounting Standard Board ASC 260-10-45). The new guidance requires unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) to be considered participating securities and, therefore, included in the earnings allocation in computing earnings per share. Our unvested restricted shares and restricted stock units granted as part of our share-based compensation are considered participating securities. Prior period earnings per basic and diluted shares have been restated. Earnings per basic and diluted shares have been reduced by $0.01 for the quarter ended June 30, 2009 and have been reduced by $0.04 and $0.03 for the year ended June 30, 2009, respectively.

Balance Sheet Data

	June 2010	September 2009
Total assets	$ 14.9 bil.	$ 18.2 bil.[2]
Shareholders' equity	$ 2,220 mil.	$ 2,032 mil.
Book value per share	$18.49	$17.11

Management Data

	Quarter Ended			
	June 2010	June 2009	March 2010	December 2009
Total financial advisors:				
United States	4,739	4,749	4,750	4,755
Canada	454	469	462	458
United Kingdom	144	115	133	116
# Lead managed/co-managed:				
Corporate public offerings in U.S.	20	32	28	24
Corporate public offerings in Canada	9	6	6	6
Financial Assets Under Management:				
Managed Accounts (excluding Money Market Funds)	$ 27.5 bil.	$ 22.6 bil.	$ 29.3 bil.	$ 27.6 bil.
Client Assets under Administration	$ 231 bil.	$ 196 bil.	$ 242 bil.	$ 232 bil.
Client Margin Balances	$1,385 mil.	$1,187 mil.	$1,401 mil.	$1,347 mil.

-more-

[2] Total assets include $3.2 billion invested in qualifying assets comprised of $2.0 billion in reverse repurchase agreements (collateralized by GNMA and U.S. Treasury securities) and $1.2 billion in U.S. Treasury securities, offset by $900 million in overnight borrowing and $2.3 billion in customer deposits, the majority of which were redirected during October 2009 to third party banks participating in the Raymond James Bank Deposit Program, to meet point-in-time regulatory balance sheet composition requirements related to RJ Bank's qualifying as a thrift institution.

	Three Months Ended				
	June 30, 2010	June 30, 2009	% Change	March 31, 2010	% Change
			(in 000's)		
Revenues:					
Private Client Group	$ 484,780	$ 370,719	31%	$ 470,157	3%
Capital Markets	154,077	138,524	11%	149,770	3%
Asset Management	49,296	40,069	23%	48,616	1%
RJ Bank	69,647	80,747	(14%)	71,530	(3%)
Emerging Markets	4,391	3,208	37%	3,884	13%
Stock Loan/Borrow	2,573	2,361	9%	2,218	16%
Proprietary Capital	4,445	9,881	(55%)	12,683	(65%)
Other	2,217	3,203	(31%)	2,038	9%
Intersegment Eliminations	(7,814)	(11,789)	34%	(10,909)	28%
Total Revenues	$ 763,612	$ 636,923	20%	$ 749,987	2%
Pre-Tax Income:					
Private Client Group	$ 44,792	$ 18,321	144%	$ 36,543	23%
Capital Markets	19,623	20,224	(3%)	21,999	(11%)
Asset Management	12,152	6,691	82%	11,235	8%
RJ Bank	29,185	27,406	6%	30,822	(5%)
Emerging Markets	(1,109)	(1,311)	15%	(1,570)	29%
Stock Loan/Borrow	720	885	(19%)	646	11%
Proprietary Capital	3,090	(308)	NM	(42)	NM
Other	(10,942)	401	NM	(9,977)	(10%)
Pre-Tax Income	$ 97,511	$ 72,309	35%	$ 89,656	9%

	Nine Months Ended		
	June 30, 2010	June 30, 2009	% Change
		(in 000's)	
Revenues:			
Private Client Group	$ 1,409,761	$ 1,136,305	24%
Capital Markets	437,620	391,243	12%
Asset Management	147,910	132,870	11%
RJBank	210,099	273,322	(23%)
Emerging Markets	11,993	10,628	13%
Stock Loan/Borrow	6,666	8,258	(19%)
Proprietary Capital	17,093	9,780	75%
Other	6,013	4,587	31%
Intersegment Eliminations	(30,887)	(42,497)	27%
Total Revenues	$ 2,216,268	$ 1,924,496	15%
Pre-Tax Income:			
Private Client Group	$ 113,047	$ 62,587	81%
Capital Markets	53,016	50,495	5%
Asset Management	35,453	20,669	72%
RJBank	84,644	69,616	22%
Emerging Markets	(4,091)	(4,065)	(1%)
Stock Loan/Borrow	2,053	2,955	(31%)
Proprietary Capital	2,236	(1,354)	NM
Other	(29,803)	(14,012)	(113%)
Pre-Tax Income	$ 256,555	$ 186,891	37%

-more-

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

	Three Months Ended				
	June 30, 2010	June 30, 2009	% Change	March 31, 2010	% Change
Revenues:					
Securities commissions and fees	$ 505,246	$ 405,925	24%	$ 479,302	5%
Investment banking	41,914	20,586	104%	44,839	(7%)
Investment advisory fees	44,318	32,229	38%	42,218	5%
Interest	92,780	98,037	(5%)	93,275	(1%)
Net trading profits	3,047	13,272	(77%)	10,170	(70%)
Financial service fees	41,718	30,909	35%	39,286	6%
Other	34,589	35,965	(4%)	40,897	(15%)
Total revenues	763,612	636,923	20%	749,987	2%
Interest expense	16,239	7,453	118%	15,548	4%
Net revenues	747,373	629,470	19%	734,439	2%
Non-interest expenses:					
Compensation, commissions and benefits	513,676	406,809	26%	497,419	3%
Communications and information processing	29,995	26,690	12%	32,445	(8%)
Occupancy and equipment costs	26,679	26,299	1%	25,892	3%
Clearance and floor brokerage	9,480	8,377	13%	8,828	7%
Business development	18,878	18,652	1%	20,614	(8%)
Investment advisory fees	6,988	5,049	38%	6,827	2%
Bank loan loss provision	17,098	29,790	(43%)	19,937	(14%)
Other	29,232	31,114	(6%)	28,269	3%
Total non-interest expenses	652,026	552,780	18%	640,231	2%
Income including noncontrolling interests and before provision for income taxes	95,347	76,690	24%	94,208	1%
Provision for income taxes	36,824	29,714	24%	34,028	8%
Net income (loss) including noncontrolling interests	58,523	46,976	25%	60,180	(3%)
Net income (loss) attributable to noncontrolling interests	(2,164)	4,381	NM	4,552	NM
Net income attributable to Raymond James Financial, Inc.	$ 60,687	$ 42,595	42%	$ 55,628	9%
Net Income per common share basic	$ 0.49	$ 0.35	40%	$ 0.45	9%
Net Income per common share diluted	$ 0.48	$ 0.35	37%	$ 0.45	7%
Weighted average common shares outstanding-basic	119,622	117,930		119,288	
Weighted average common and common equivalent shares outstanding-diluted	120,019	117,951		119,580	

-more-

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

	Nine Months Ended		
	June 30, 2010	**June 30, 2009**	**% Change**
Revenues:			
Securities commissions and fees	$ 1,453,699	$ 1,193,855	22%
Investment banking	112,471	59,320	90%
Investment advisory fees	130,511	110,954	18%
Interest	277,427	349,722	(21%)
Net trading profits	24,854	35,213	(29%)
Financial service fees	117,786	94,849	24%
Other	99,520	80,583	23%
Total revenues	2,216,268	1,924,496	15%
Interest expense	47,489	46,088	3%
Net revenues	2,168,779	1,878,408	15%
Non-interest expenses:			
Compensation, commissions and benefits	1,482,174	1,217,965	22%
Communications and information processing	90,514	91,869	(1%)
Occupancy and equipment costs	79,286	77,679	2%
Clearance and floor brokerage	26,810	24,429	10%
Business development	59,373	62,193	(5%)
Investment advisory fees	20,373	17,888	14%
Bank loan loss provision	59,870	129,639	(54%)
Other	93,711	77,173	21%
Total non-interest expenses	1,912,111	1,698,835	13%
Income including noncontrolling interests and before provision for income taxes	256,668	179,573	43%
Provision for income taxes	97,337	77,110	26%
Net income (loss) including noncontrolling interests	159,331	102,463	56%
Net income (loss) attributable to noncontrolling interests	113	(7,318)	NM
Net income applicable to Raymond James Financial, Inc.	**$ 159,218**	**$ 109,781**	45%
Net income per common share-basic	**$ 1.28**	**$ 0.90**	42%
Net income per common share-diluted	**$ 1.28**	**$ 0.90**	42%
Weighted average common shares outstanding-basic	**119,180**	**116,995**	
Weighted average common and common equivalent shares outstanding-diluted	**119,456**	**117,064**	

-more-

RAYMOND JAMES BANK

Raymond James Bank, FSB (RJ Bank) is a federally chartered savings bank, regulated by the Office of Thrift Supervision (OTS), which provides residential, consumer and commercial loans, as well as FDIC-insured deposit accounts, to clients of Raymond James Financial, Inc. (RJF) broker-dealer subsidiaries and to the general public. RJ Bank also purchases residential whole loan packages to hold for investment and is active in bank participations and corporate loan syndications. RJ Bank operates from a single branch location adjacent to the Raymond James headquarters complex in St. Petersburg, Florida. RJ Bank's deposits consist predominately of cash balances swept from the client investment accounts carried by Raymond James & Associates, Inc. (RJ&A) in the Raymond James Bank Deposit Program (RJBDP).

Corporate & Commercial Real Estate Loan Portfolio

RJ Bank's corporate and commercial real estate loan portfolio is comprised of project finance real estate loans and commercial lines of credit and term loans. Approximately 90 percent of the corporate loan portfolio is participations in Shared National Credits (SNC) or other large syndicated loans. The SNCs are loan syndications totaling over $20 million that are shared among three or more regulated institutions. RJ Bank is sometimes involved in the syndication of the loan at inception and some of these loans have been purchased in secondary trading markets. The remainder of the corporate loan portfolio is comprised of smaller participations and direct loans. Regardless of the source, all loans are independently underwritten to RJ Bank credit policies, are subject to loan committee approval, and credit quality is continually monitored by corporate lending staff. The corporate lending staff has direct access and a regular dialogue with the borrowers' management teams. Approximately one third of the corporate borrowers also have a capital markets relationship with RJ&A. More than half of RJ Bank's corporate borrowers are public companies. RJ Bank's corporate loans are generally secured by all assets of the borrower and in some instances are secured by mortgages on specific real estate. In a limited number of transactions, loans in the portfolio are extended on an unsecured basis. During the most recent quarter, Corporate and Commercial Real Estate (CRE) Banking closed 38 new loan transactions representing $585.2 million in new loan commitments. Despite the sizable increase in new loan commitments, pay-downs or full repayments on existing loans, continue to suppress incremental loan growth.

Residential Loan Portfolio

RJ Bank's residential loan portfolio consists primarily of first mortgage loans originated by RJ Bank via referrals from RJF Private Client Group financial advisors, and first mortgage loans purchased by RJ Bank, originated by select large financial institutions. These purchased mortgage loans represent approximately 90 percent of RJ Bank's residential portfolio. All of RJ Bank's residential loans adhere to strict RJ Bank underwriting parameters pertaining to credit score and credit history, debt-to-income ratio of the borrower, loan-to-value (LTV), and combined LTV (including second mortgage/ home equity loans). On average, three-fourths of the purchased residential loans are re-underwritten with new credit information and valuations, if warranted, by RJ Bank staff prior to purchase, with the remainder coming from long-standing sources and meeting extremely high credit criteria. Approximately 90 percent of the residential loans are fully documented loans to owner-occupant borrowers for their primary and second home residences. Virtually all of RJ Bank's residential loans are adjustable rate mortgage (ARM) loans. Approximately 60 percent of first lien residential mortgage loans are ARMs with interest-only payments based on a fixed rate for an initial period of the loan, typically 3-5 years, then become fully amortizing, subject to annual and lifetime interest rate caps. RJ Bank does not originate or purchase option ARM loans with negative amortization, payment options, reverse mortgages, or other types of exotic loan products. Loans with deeply discounted teaser rates are not originated or purchased. Adjustable mortgage rate resets in the next six months are expected to be at rates similar to or lower than the current loan rates. RJ Bank has a long history with these types of loans. Originated 15 or 30-year fixed rate mortgages are typically sold to correspondents and only retained on an exception basis. All of RJ Bank's first mortgage loans are serviced by the seller or by third party professional firms. Retail Lending closed and funded $30.1 million in the most recent quarter.

Asset Quality

During the quarter, the Allowance for Loan Losses (ALL) as a percentage of total loans increased slightly from 2.32% to 2.33%. Total net loan charge-offs for the current quarter were $18.4 million, compared to the prior quarter's $20.7 million. Net charge-offs in the corporate loan portfolio totaled $11.6 million as compared to $13.0 million in the prior quarter. More than half of the corporate charge-off amount was taken on a CRE loan that was placed on non-performing status last quarter. The remaining $6.8 million in net charge-offs were taken on residential loans, which was also an improvement from last quarter's $7.7 million. Loan loss provision expense for the current quarter was $17.1 million, compared to the previous quarter's provision expense of $19.9 million. The largest contributor to provision expense continues to be additional reserves taken on CRE project related loans. Over 30 day past-due residential loans increased by 0.42% compared to the prior quarter's increase of 0.20%. However, the gross dollars of delinquencies increased by only $2.5 million compared to the prior quarter's increase of $3.2 million. Total nonperforming loans increased by $12.5 million during the current quarter, compared to the prior quarter's increase of $5.8 million. Although progress was made during the current quarter in the resolution of existing nonperforming loans, two additional CRE project related loans were placed on nonperforming status during the period. Other Real Estate Owned (OREO) balances decreased during the current quarter to $22.8 million from $25.4 million, as sales of residential OREO outpaced new residential foreclosures.

Investments

RJ Bank's investment portfolio consists of mortgage backed securities, Federal Home Loan Bank (FHLB) stock and a small Community Reinvestment Act investment. About 42 percent of the portfolio is invested in relatively short average-life floating rate government agency securities. Most of the remaining mortgage-backed securities portfolio is comprised of non-agency collateralized mortgage obligations (CMO). These CMO securities were purchased based on the underlying loan characteristics such as LTV ratio, credit scores, property type, location and level of credit enhancement. Current characteristics of each security owned such as delinquency and foreclosure levels, credit enhancement, projected losses and coverage are reviewed monthly by management.

All mortgage securities are classified as Available for Sale and the fair value reported includes an aggregate pretax unrealized loss of $59.5 million. These securities have experienced losses in fair value due to ongoing economic uncertainty and continued illiquidity in the markets and a significant widening of interest rate spreads. Certain securities were considered to be other-than-temporarily impaired (OTTI) as of June 30, 2010. Even though there is no intent to sell these securities and it is highly unlikely the securities will be required to be sold, RJ Bank does not expect to recover the entire amortized cost basis of these securities, and therefore, recorded $2.5 million of OTTI loss in other revenue during the quarter. This is based on RJ Bank's evaluation of the performance and underlying characteristics of the securities including the level of current and estimated credit losses relative to the level of credit enhancement which are subject to change depending on a number of factors such as economic conditions, changes in home prices, delinquency and foreclosure statistics, among others.

$ in 000s UNAUDITED	Three Months Ending 6/30/2010	Three Months Ending 3/31/2010	Three Months Ending 12/31/2009	Three Months Ending 9/30/2009	Three Months Ending 6/30/2009
Net Revenues[1]	$65,033	$66,881	$63,998	$66,354	$77,164
Net Interest Income	$62,466	$67,202	$65,611	$68,335	$75,608
Loan Loss Provision Expense	$17,098	$19,937	$22,835	$39,702	$29,790
Pre-tax Income	$29,185	$30,822	$24,637	$10,395	$27,406
Net Interest Margin (% Earning Assets) [11]	3.32%	3.50%	2.99%[12]	3.14%[12]	3.41%
Net Interest Spread (Interest-Earning (Assets Yield – Cost Of Funds) [11]	3.29%	3.48%	2.97%[12]	3.12%[12]	3.39%
	As of 6/30/2010	As of 3/31/2010	As of 12/31/2009	As of 9/30/2009[10]	As of 6/30/2009
Total Assets	$7,462,415	$7,620,012	$7,882,574	$11,137,440	$8,311,838
Adjusted Total Assets[2]				$7,937,440	
Total Loans, Net	$6,169,613	$6,236,923	$6,452,530	$6,593,973	$7,075,572
Total Deposits	$6,469,727	$6,731,459	$7,007,069	$9,423,387[2]	$7,637,558
Raymond James Bank Deposit Program Deposits (RJBDP)[3]	$6,124,753	$6,399,841	$6,678,167	$9,109,983[2]	$7,364,126
Available for Sale Securities, at Fair Value	$424,336	$455,766	$488,988	$509,065	$537,143
Net Unrealized Loss on Available For Sale Securities, Before Tax	$(59,489)	$(68,898)	$(76,897)	$(97,753)	$(119,545)
Tangible Common Equity/ Total Assets	11.20%	10.65%	9.98%	9.55%[9]	8.28%
Total Capital (to Risk-Weighted Assets)	13.8%[13]	13.6%	13.0%	12.7%	11.4%
Tier I Capital (to Adjusted Assets)	11.6%[13]	11.2%	10.5%	7.3%[9]	9.0%
Commercial Real Estate Loans[4][5]	$1,000,946	$1,091,991	$1,154,736	$1,244,112	$1,303,518
Corporate Loans[5]	$3,229,736	$3,061,930	$3,189,117	$3,115,485	$3,317,291
Residential/Consumer Loans[5]	$2,122,977	$2,269,696	$2,291,112	$2,421,638	$2,631,918
Allowance for Loan Losses	$147,091	$148,358	$149,164	$150,272	$137,028
Allowance for Loan Losses (as % Loans)	2.33%	2.32%	2.26%	2.23%	1.90%
Net Charge-offs	$18,365	$20,743	$23,943	$26,458	$34,106
Nonperforming Loans[6]	$153,741	$141,214	$135,377	$158,382	$150,396
Other Real Estate Owned	$22,770	$25,389	$8,372	$8,691	$9,300
Total Nonperforming Assets[7]	$176,511	$166,603	$143,749	$167,073	$159,696
Nonperforming Assets (as % of Adjusted Total Assets)	2.37%	2.19%	1.82%	2.10%[9]	1.92%
Total Nonperforming Assets/Tangible Common Equity + Allowance for Loan Losses (Texas Ratio)	17.95%	17.36%	15.36%	18.40%	19.35%
1-4 Family Residential Loans over 30 days past due (as % Residential Loans)	4.60%	4.18%	3.98%	3.71%	2.75%
Residential First Mortgage Loan Weighted Average LTV / FICO[8]	64%/751	64%/752	64%/751	64%/751	63%/751
1-4 Family Mortgage	5.1% CA [14]	5.5% CA [14]	5.6% CA	6.1% CA[9]	6.4% CA
Geographic Concentration	3.5% NY	3.8% NY	4.1% NY	4.3% NY[9]	4.5% NY
(top 5 states, dollars	3.4% FL	3.4% FL	3.4% FL	3.5% FL[9]	3.4% FL
outstanding as a	1.6% NJ	1.7% NJ	1.8% NJ	1.9% NJ[9]	2.0% NJ
percent of Adjusted Total Assets)	1.3% VA	1.3% VA	1.3% VA	1.4% VA[9]	1.4% VA
Number of Corporate Borrowers	285	270	261	251	255

Outstanding Balances of Corporate and Commercial Real Estate Loans by Industry Category at 6/30/10 (in millions)

Corporate Loan Portfolio			Commercial Real Estate Loan Portfolio		
Telecommunications	$	281.0	Hospitality	$	231.7
Consumer Products/Services		254.2	Retail		209.0
Media		205.9	Multi-family		145.5
Natural Gas Pipeline		204.9	Office		138.4
Hospitals		194.3	Industrial		65.9
Finance/Insurance		165.6	Special Purpose		56.8
Healthcare Providers (Non-Hospital)		159.5	Mixed Use		55.7
Industrial Manufacturing		158.7	Commercial Acquisition and		
Restaurants		151.2	Development		49.0
Gaming		150.2	Healthcare /Senior Living Facilities		33.3
Automotive/Transportation		149.7	Residential Acquisition and		
Pharmaceuticals		142.2	Development		11.3
Chemicals		138.2	Condominium		4.3
Business Systems		132.3	Total Commercial Real Estate		
Sports		114.1	Loan Portfolio	$	1,000.9*
Retail Trade		107.6			
Technology		98.4			
Energy		92.4			
Food and Beverage		77.5			
Mining and Minerals		74.6	*Of this total, $357.1 million represents loans to Real Estate		
Private Banking		58.0	Investment Trusts and $74.8 million represents construction		
Defense/Government Contractors		47.4	loans.		
Government Guaranteed SBA/USDA		40.1			
Environmental Services		16.2			
Medical Products		10.8			
Agriculture		4.7			
Total Corporate Loan Portfolio	$	3,229.7			

(1) Net revenue equals gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.

(2) At 9/30/09, total assets were adjusted to exclude the $2.3 billion in additional RJBDP deposits, the majority of which were redirected during October 2009 to third-party banks participating in the multi-bank sweep program, and the $900 million FHLB advance repaid on 10/1/09. See information in footnote 10 below for additional information.

(3) Beginning in October 2008, the RJBDP cash sweep option was temporarily discontinued to all new client accounts. However, in September 2009, RJ&A revised this cash sweep option from a single-bank (RJ Bank) to a multi-bank (RJ Bank and other non-affiliated banks) program where client deposit accounts are deposited through a third-party service into interest-bearing deposit accounts ($245,000 per bank for individual accounts and $490,000 for joint accounts) at up to 12 banks.

(4) Commercial Real Estate Loans are secured by non-owner occupied commercial real estate properties or their repayment is dependent upon the operation/sale of commercial properties.

(5) Outstanding loan balances are shown gross of unearned income and deferred expenses. Note that the 06/30/09 balances were changed to reflect succeeding period presentation.

(6) Nonperforming Loans includes 90+ days Past Due plus Nonaccrual Loans.

(7) Includes Nonperforming Loans and Other Real Estate Owned.

(8) At origination. A small group of local loans representing less than 0.5% of residential portfolio excluded.

(9) Tangible Common Equity and Tier I Capital as well as Nonperforming Assets and Concentration ratios are presented as a percent of Adjusted Total Assets (see note 2 above). Had Total Assets (GAAP assets) been used in the calculation of these ratios, the resulting disclosures would have been as follows: Tangible Common Equity to Total Assets of 6.80%; Tier I Capital (to Adjusted Assets) of 10.3%; Nonperforming Assets to Total Assets of 1.50%; and Geographic Concentrations for CA, NY, FL, NJ, and VA of 4.3%, 3.0%, 2.5%, 1.4%, and 1.0%, respectively.

(10) At 9/30/09, RJ Bank had an additional $2.3 billion of deposits received through the RJBDP, which were utilized at 9/30/09 along with additional short-term FHLB advances of $900 million to meet point-in-time regulatory balance sheet composition requirements related to its qualifying as a thrift institution. The latter action was discussed well in advance with the OTS. These deposits and short-term borrowings were invested in qualifying assets comprised of $2.0 billion in reverse repurchase agreements (collateralized by GNMA and U.S. Treasury securities) and $1.2 billion in U.S. Treasury securities and the necessary qualification was met. RJ Bank repaid the borrowings on 10/01/09 and the majority of the RJBDP deposits were redirected during October 2009 to third-party banks participating in the multi-bank sweep program. The September 30, 2009 results are presented on the previous page, along with adjusted assets excluding the additional RJBDP deposits and borrowing, respectively.

(11) During the quarter ended 03/31/10, RJ Bank revised its yield/cost calculations to exclude any fair value adjustments and to utilize contractual days versus 90-day quarters. The Net Interest Spread and Net Interest Margin presented for periods prior to 03/31/10 above were restated from the ratios previously reported.

(12) Net Interest Margin and Net Interest Spread percentages were negatively impacted by 0.16% and 0.33% for the quarters ended September 30, 2009 and December 31, 2009, respectively, due to excess RJBDP deposits held for the majority of both September and October and part of November as the new multi-bank sweep program was implemented. These deposits were invested in short term liquid investments producing very little interest rate spread.

(13) Estimated.

(14) This concentration ratio for the state of CA excludes 1.5% for purchased loans that have full repurchase recourse for any delinquent loans.

For more information, contact Anthea Penrose at 727-567-2824.
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